LiqTech International, Inc.

Industriparken 22C

DK2750 Ballerup, Denmark

(651) 773-5850

June 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: LiqTech International, Inc. Registration Statement on Form S-1 File No. 333-239364

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM ET on July 1, 2020, or as soon thereafter as is practicable.

Very truly yours,

LiqTech International, Inc.

By:	/s/ Sune Mathiesen
Name:	Sune Mathiesen
Title:	Chief Executive Officer